UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from     to
Commission File No. 1-10466
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The St. Joe Company
245 Riverside Avenue, Suite 500
Jacksonville, Florida 32202

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

STATEMENT OF ASSETS	2

STATEMENT OF CHANGES IN ASSETS	3

NOTES TO FINANCIAL STATEMENTS	4
EX-23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of
The St. Joe Company 2009 Employee Stock Purchase Plan
Jacksonville, Florida
We have audited the accompanying statement of assets of The St. Joe Company 2009 Employee Stock Purchase Plan (the Plan) as of December 31, 2009, and the related statement of changes in assets for the period July 16, 2009 (date of adoption) through December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the assets of the Plan as of December 31, 2009, and the changes in assets for the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
/s/ Vestal & Wiler, CPAs
Vestal & Wiler, CPAs
Certified Public Accountants
Orlando, Florida
March 23, 2010

THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF ASSETS
December 31, 2009

2009
ASSETS:

Receivables:
Participant contributions	$26,131
Employer contributions	4,114

Total receivables	30,245

Total assets	$30,245

See notes to financial statements.

THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
STATEMENT OF CHANGES IN ASSETS
For the Period July 16, 2009 (Date of Adoption) Through December 31, 2009

2009

Participant contributions	$138,586

Employer contributions	29,333

Less: Purchases of stock and transfers to employees	(134,407)

Less: Administrative expenses	(3,267)

NET INCREASE	30,245

TOTAL ASSETS, beginning of year	—

TOTAL ASSETS, end of year	$30,245

See notes to financial statements.

THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Period July 16, 2009 (Date of Adoption) Through December 31, 2009
NOTE 1          DESCRIPTION OF PLAN
The following description of The St. Joe Company 2009 Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan’s provisions.
General — The Plan is an employee stock purchase plan that allows participants to acquire an ownership interest in The St. Joe Company’s (the Company) common stock (Stock) through payroll deductions. The participants’ monthly accumulated payroll deductions are used to purchase shares of Stock. The participant contributes 85% of the Stock’s fair market value. The Company contributes the difference between the 85% of fair market value and the actual purchase price of the Stock. Fair market value is the closing price on the last trading day of the month.
On July 16, 2009, the Compensation Committee (the Committee) adopted the Plan and directed that the Plan be submitted to the Company’s shareholders for approval. Under the new Plan, participants may purchase up to 70,000 shares of Stock. These shares of stock may be (a) newly issued by the Company from its authorized but unissued shares; (b) issued by the Company from its treasury shares; or (c) acquired, at the expense of the Company, by purchases of Stock on the open market or in private transactions.
The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Eligibility and Participation — Substantially all employees of the Company are eligible to participate in the Plan upon meeting the minimum service requirements. Employees who have 5% or more of the total combined voting power or value of the Company’s Stock may not participate in the Plan. Also, a participant may not purchase shares of Stock with a fair market value in excess of $25,000 through the Plan during a calendar year.
Stock Purchases — Stock is purchased on the open market or in private transactions by AST Equity Plan Solutions, the Plan custodian, on the Investment Date. The Investment Date is the monthly date, established by the Committee, when purchases of shares of Company Stock shall occur. On the Investment Date, the amount of each participant’s accumulated payroll deductions is applied towards the purchase of the number of whole or fractional shares of Stock, determined by dividing the participant’s total contribution by the per share fair market value on the last trading day of the previous month. The custodian maintains an individual account for each participant. During the period ended December 31, 2009, the Plan purchased 5,846 shares. At December 31, 2009, participants had accumulated payroll deductions to purchase 1,064 shares of Stock, which were purchased in January 2010.

THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Period July 16, 2009 (Date of Adoption) Through December 31, 2009
NOTE 1          DESCRIPTION OF PLAN — Continued
Participant Contributions — Participants may elect to have 1% to 50% of their compensation (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock. A participant may elect to discontinue participation in the Plan or change his or her rate of payroll deductions at any time. An election to discontinue or change the payroll deduction becomes effective within thirty days following the date such election is received by the Company.
Interest is not accrued or paid on participants’ accumulated payroll deductions. However, because payroll deductions are transferred to the custodian and used to acquire Stock every month, the longest the deduction could be held before transfer is approximately thirty days. The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees’ payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Investment Date in accordance with the Plan.
Participant Accounts — Plan participants’ accounts, although provided for by the Plan, are not included in the Plan’s assets. Shares acquired on or after July 31, 2009 are not subject to a hold period and may be sold at any time after they are distributed to a participant’s account. Stock sale transactions are not included in the Plan’s Statement of Changes in Assets.
Participant Termination — Participants who terminate their employment relationship with the Company are not eligible to continue participation in the Plan. All accumulated payroll deductions through the date of such termination of employment are used to purchase Stock at the next Investment Date. After a participant’s termination of employment from the Company, the custodian will automatically send the participant a stock certificate for whole shares and cash equal to the value of fractional shares in the participant’s account unless the participant elects to sell all or part of his shares through AST Equity Plan Solutions within two months of termination.
Plan Termination and Administration — The Committee is the Administrator of the Plan and may terminate the Plan at any time. Upon such termination or any other termination of the Plan, all accumulated payroll deductions not yet used to purchase stock will be refunded. The Plan is administered and interpreted by the Committee. The Committee has the authority to interpret the Plan and may also adopt, amend or rescind any rules it considers necessary to carry out the purpose of the Plan.
Upon termination of the Plan, the custodian will distribute all shares to participants in certificate form and cash for any fractional share interests.
NOTE 2          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation — The Plan’s financial statements have been prepared on the accrual basis of accounting.

THE ST. JOE COMPANY
2009 EMPLOYEE STOCK PURCHASE PLAN
NOTES TO FINANCIAL STATEMENTS
For the Period July 16, 2009 (Date of Adoption) Through December 31, 2009
Plan Expenses — The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant is responsible for all individual brokerage fees and related expenses associated with the sale of Stock.
Purchases of Stock — Purchases of Stock and transfers to plan participants’ brokerage accounts are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from assets during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan does not hold assets of the individual Plan participants but rather holds as its only asset the accumulated contributions representing payroll deductions due from the Company and the corresponding employer contributions, which are material to the Plan. As such, the Plan is exposed to concentration of credit risk.
The Plan provides for investment in shares of Stock. Shares of Stock are exposed to equity price risk. Due to the level of risk associated with shares of Stock and the level of uncertainty related to changes in the value of shares of Stock, it is at least reasonably possible that changes in the risks in the near term would materially affect the value of the shares of Stock acquired by the participants.
NOTE 3         INCOME TAX STATUS
The Plan fulfills the requirements of an employee stock purchase plan as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The St. Joe Company 2009 Employee Stock Purchase Plan
By:	The Compensation Committee of the Board of Directors of the St. Joe Company

	By:	/s/ Rusty Bozman
Rusty Bozman
Authorized Person
Date: March 29, 2010

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm